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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                              PANERA BREAD COMPANY
                                (Name of Issuer)

                    CLASS A COMMON STOCK/CLASS B COMMON STOCK
                         (Title of Class of Securities)

                              05010 3100/05010 3209
                                 (CUSIP Number)

                                DECEMBER 31, 1999
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_| Rule 13d-1(b)

         |X| Rule 13d-1(c) (Amendment filed pursuant to Rule 13d-2(b)) |_| Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 7 Pages

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

CUSIP No.  050103 3100/05010 3209                                            Page   2   of  7  Pages

                                       13G

-------- ----------------------------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON (Entities only)

                                       LOUIS I. KANE

-------- ----------------------------------------------------------------------------------------------------
-------- ----------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                              (a)  |_|

                                                                              (b)  |_|

-------- ----------------------------------------------------------------------------------------------------
-------- ----------------------------------------------------------------------------------------------------
3        SEC USE ONLY

-------- ----------------------------------------------------------------------------------------------------
-------- ----------------------------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

                                    UNITED STATES OF AMERICA

-------- ----------------------------------------------------------------------------------------------------
------------------- ------ ----------------------------------------------------------------------------------
                    5      SOLE VOTING POWER
    NUMBER OF

                           677,380 shares of the Class A Common Stock/

      SHARES               35,800 shares of Class B Common Stock

                    ------ ----------------------------------------------------------------------------------
                    ------ ----------------------------------------------------------------------------------
   BENEFICIALLY     6      SHARED VOTING POWER

     OWNED BY                           0

       EACH

                           ----------------------------------------------------------------------------------
                    ------ ----------------------------------------------------------------------------------
                    7      SOLE DISPOSITIVE POWER

    REPORTING

                           677,380 shares of the Class A Common Stock/

      PERSON               35,800 shares of Class B Common Stock

                           ----------------------------------------------------------------------------------
                    ------ ----------------------------------------------------------------------------------
       WITH         8      SHARED DISPOSITIVE POWER

                                        0

------------------- ------ ----------------------------------------------------------------------------------
-------- ----------------------------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         677,380 shares of Class A Common Stock/
         35,800 shares of Class B Common Stock

-------- ----------------------------------------------------------------------------------------------------
-------- ----------------------------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES


                                                                                   | |
-------- ----------------------------------------------------------------------------------------------------
-------- ----------------------------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         6.28% of Class A Common Stock/
         2.33% of Class B Common Stock

-------- ----------------------------------------------------------------------------------------------------
-------- ----------------------------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

                    IN

-------- ----------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------
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                               Page 2 of 7 Pages

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         Item 1(a).                 NAME OF ISSUER

                                    PANERA BREAD COMPANY

         Item 1(b).                 ADDRESS OF ISSUER'S PRINCIPAL OFFICE

                                    7930 BIG BEND BOULEVARD
                                    WEBSTER GROVES, MISSOURI 63119

         Item 2(a).                 NAME OF PERSON FILING

                                    LOUIS I. KANE

         Item 2(b).                 ADDRESS OF PRINCIPAL BUSINESS OFFICE,
                                    OR IF NONE, RESIDENCE

                                    C/O AU BON PAIN CO., INC.
                                    19 FID KENNEDY AVENUE
                                    BOSTON, MA  02110

         Item 2(c).                 CITIZENSHIP

                                    UNITED STATES OF AMERICA

         Item 2(d).                 TITLE OF CLASS OF SECURITIES

                                    CLASS A COMMON STOCK, PAR VALUE $.0001 PER
                                    SHARE

                                    CLASS B COMMON STOCK, PAR VALUE $.0001 PER
                                    SHARE

         Item 2(e).                 CUSIP NUMBER

                                    05010 3100/05010 3209

         Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                         (a)[] Broker or dealer registered under Section 15 of the Exchange Act

                         (b)[] Bank as defined in Section 3(a)(6) of the Exchange Act.

                         (c)[] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

                         (d)[]      Investment company registered under
                                    Section 8 of the Investment Company Act.

                         (e)[] Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

                         (f)[] Employee benefit plan, or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

                         (g)[] Parent holding company or control person, in accordance with Rule 13d-1(b)(1)(ii)(G).

                         (h)[]      A savings association as defined in
                                    Section 3(b) of the Federal Deposit
                                    Insurance Act.

                         (i)[] A church plan that is excluded from the definition of an investment company under
                                    Section 3(c)(14) of the Investment Company
                                    Act.

                               Page 3 of 7 Pages
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                         (j)[]      Group, in accordance with Rule
                                    13d-1(b)(1)(ii)(J).

                                    If this statement is filed pursuant to Rule
                                    13d-1(c), check this box [X].

         Item 4.                    OWNERSHIP

                                    Provide the following information regarding the aggregate number and percentage of the class of the securities of the issuer identified in Item 1.

                                    (a)  Amount Beneficially Owned:

                                    677,380 SHARES OF CLASS A COMMON STOCK/
                                    35,800 SHARES OF CLASS B COMMON STOCK

                                    MR. KANE'S BENEFICIAL OWNERSHIP CONSISTS OF
                                    (1) 50 SHARES OF CLASS A COMMON STOCK, (2)
                                    677,330 STOCK OPTIONS VESTED AND EXERCISABLE
                                    PRESENTLY OR WITHIN 60 DAYS TO ACQUIRE A
                                    LIKE NUMBER OF SHARES OF CLASS A COMMON
                                    STOCK, AND (3) 35,800 SHARES OF CLASS B
                                    COMMON STOCK. THE CLASS B COMMON STOCK IS
                                    CONVERTIBLE SHARE-FOR-SHARE INTO SHARES OF
                                    CLASS A COMMON STOCK. SEE THE NOTE ON VOTING
                                    PERCENTAGES BELOW.*

                                    (b) Percent of Class:

                                    6.28% OF CLASS A COMMON STOCK/
                                    2.33% OF CLASS B COMMON STOCK)

                                    (c) Number of shares as to which such
                                    persons has:

                                         (i)   sole power to vote or to direct
                                               the vote:

                                               677,380 SHARES OF CLASS A COMMON
                                               STOCK/

                                               35,800 SHARES OF CLASS B COMMON
                                               STOCK

                                         (ii)  shared power to vote or to direct
                                               the vote:

                                               -0-

                                         (iii) sole power to dispose or to
                                               direct the disposition of:

                                               677,380 SHARES OF CLASS A COMMON
                                               STOCK/

                                               35,800 SHARES OF CLASS B COMMON
                                               STOCK

                                         (iv)  shared power to dispose or to
                                               direct the disposition of:

                                               -0-

                                    *DUE TO THE FACT THAT EACH SHARE OF CLASS A
                                    COMMON STOCK IS ENTITLED TO ONE VOTE ON ALL
                                    MATTERS SUBMITTED TO STOCKHOLDERS

                               Page 4 of 7 Pages

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                                    AND EACH SHARE OF CLASS B COMMON STOCK IS
                                    ENTITLED TO THREE VOTES ON ALL SUCH MATTERS,
                                    EQUITY PERCENTAGE IS NOT EQUIVALENT TO
                                    VOTING POWER. MR. KANE'S AGGREGATE
                                    PERCENTAGE OF VOTING POWER IS EQUAL TO
                                    APPROXIMATELY 4.93% OF THE ISSUER'S COMBINED
                                    VOTING EQUITY SECURITIES.

         Item 5.                   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                                    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

                                            INAPPLICABLE.

         Item 6.                    OWNERSHIP OF MORE THAN FIVE PERCENT ON
                                    BEHALF OF ANOTHER PERSON.

                                    If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

                                            INAPPLICABLE

         Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.


                                    If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

                                            INAPPLICABLE

         Item 8.                   IDENTIFICATION AND CLASSIFICATION OF MEMBERS
                                   OF THE GROUP.

                                    If a group has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(J), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

                                            INAPPLICABLE

                               Page 5 of 7 Pages

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         Item 9.                    NOTICE OF DISSOLUTION OF GROUP.

                                    Notice of dissolution of a group may be
                                    furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by the members of the group, in their individual capacity. (See Item 5.)

                                            INAPPLICABLE

         Item 10.                   CERTIFICATION.

                                    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

                               Page 6 of 7 Pages

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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    Date: March 14, 2000

                                    Signature:  /s/ Louis I. Kane

                                    Name/Title: Louis I. Kane


                               Page 7 of 7 Pages